Exhibit 99.1

Pembina Announces $115 Million Simonette Pipeline Expansion Project

CALGARY, Sept. 16, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it plans to proceed with a $115 million expansion of its Peace Pipeline System between Simonette and Fox Creek, Alberta (the "Simonette Pipeline Expansion"). In response to requests from area producers for firm service, the Simonette Pipeline Expansion is expected to initially deliver approximately 40,000 barrels per day of additional liquids to Pembina's Fox Creek Terminal. At Fox Creek, this incremental production will access Pembina's previously announced Phase I and II Peace Pipeline mainline expansions from Fox Creek to the Edmonton area markets. In addition, once the project is complete, Pembina expects to have sufficient capacity and operational flexibility within the Simonette to Fox Creek corridor to transport substantially all future volumes nominated through the Open Season process (Phase III Peace Pipeline mainline potential expansion plans) announced March 7, 2013.

The Simonette Pipeline Expansion will require the installation of approximately 60 kilometres of 16-inch pipeline along Pembina's existing right-of-way, and will provide service to producers developing the regional Montney and Duvernay formation resource plays. Once complete, Pembina will have three pipelines in the corridor capable of segregating and shipping various grades of crude oil, condensate and natural gas liquids. Subject to receiving required environmental and regulatory approvals, Pembina expects to commence construction on the pipeline project this winter, with an estimated in-service date in the third quarter of 2014.

In conjunction with the Simonette Pipeline Expansion, Pembina is also installing eight clean crude oil and condensate truck unloading risers at the Fox Creek Terminal which it anticipates will be in service in the fourth quarter of 2013. The addition of high capacity truck unloading facilities will allow producers to access Edmonton area markets through previously announced Phase I and II Peace Pipeline mainline expansions.

"The additional capacity provided by these expansions will help ensure our customers have timely access to markets as they continue to pursue their drilling and production plans," said Mick Dilger, Pembina's President and Chief Operating Officer. "The Simonette Pipeline Expansion Project ties in directly with our Open Season process by installing sufficient capacity for all anticipated future production growth coming from that particular area. With our existing asset footprint and rights-of-way, we are happy to have the flexibility to phase-in solutions such as this to alleviate capacity constraints while we solidify the remainder of our development plans. We expect to have additional information to share with our shareholders, stakeholders and customers regarding the Open Season in the coming weeks and months."

About Pembina
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information
This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "forecasts", "plans", "anticipates", "indicates", "potential", "will", "estimate", "expand", "would", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's business objectives; the planned capacity of the Simonette Pipeline Expansion Project, Fox Creek Terminal truck risers and the Open Season; the anticipated capital cost of the Simonette Expansion; the expected in-service date of the Simonette Pipeline Expansion and the Fox Creek Terminal truck risers; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; and expectations regarding supply and demand factors and pricing for oil, natural gas liquids and natural gas. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and storage services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; and future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's  business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail: sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 10:23e 16-SEP-13